SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission (Comisión Nacional de Valores) dated January 22, 2026.

Buenos Aires, January 22, 2026

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Buenos Aires

Ref.: Material Event – Asset Exchange between YPF S.A. and Pluspetrol S.A.

Ladies and Gentlemen,

We are writing to you in order to comply with the CNV Rules and the corresponding regulations of ByMA and A3 Mercados.

We hereby report that on January 22, 2026, YPF S.A. and Pluspetrol S.A. entered into an agreement to exchange 44.44% of the shares of Vaca Muerta Inversiones S.A.U. (“VMI”) owned by YPF, for Pluspetrol S.A.’s 50% stake in the “Las Tacanas,” “Meseta Buena Esperanza” and “Aguada Villanueva” areas, located in the Province of Neuquén. As a result, YPF will become the owner of 100% of the aforementioned areas.

As of this date, VMI is a company wholly owned by YPF and holds a 45% stake in the Joint Operation Agreement and Joint Venture (unión transitoria) for the La Escalonada and Rincón La Ceniza blocks in the Province of Neuquén.

The closing of the transaction is subject to the fulfillment of the conditions precedent customary for this type of transaction.

This transaction does not result in any expenditure or income for YPF or Pluspetrol, other than any minor price adjustments that may be applicable at the time of closing and once the conditions precedent have been met.

Sincerely,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 22, 2026	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer